

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Gerald Commissiong
Chief Executive Officer
Amarantus BioScience Holdings, Inc.
675 Almanor Ave
Sunnyvale, CA 94085

>   **Re: Amarantus BioScience Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 31, 2013**
>   **File No. 333-191555**

Dear Mr. Commissiong:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 39

1. Please remove the information with regard to Messrs. John and Gerald Commission and Robert Harris from your tables for selling shareholders, including the tables on pages 42, 43, and 44 of your registration statement.

Summary of Outstanding Shares, page 45

2. We note that the table on page 45 states that Messrs. John and Gerald Commission and Robert Harris are each registering 288,889 shares in the current transaction. We also note that the shares underlying the Debentures and Warrants purchased by Messrs. John and Gerald Commission and Robert Harris are not included in your registration statement. Please revise your table on page 45 to clarify that Messrs. John and Gerald Commission and Robert Harris are not registering shares in the current transaction.

<u>Intention to make payments on overlying Debentures, page 45</u>

3. We note your response to our prior comment 3 that you will be able to use your cash reserves of $1 million to repay the Debentures. We also note that the principal and interest payments for the Debentures exceed $1 million, and that there is no assurance that you would be able to raise funds through the sale of equity securities. Please expand your disclosure to clarify how you currently intend to make these payments in full. Additionally if you are relying on the sale of equity securities for your financial ability to make these payments, please clarify why it is reasonably for you to believe that you can sell equity securities in an environment in which the lenders do not convert their debentures into common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Jeff Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006